


UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549


DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

May 8, 2007

Mr. George Solymar
Chief Executive Officer
Hendrx Corp.
2610 – 1066 West Hastings Street
Vancouver, British Columbia, Canada V6E 3X2

> **Re: Hendrx Corp.**
> **Form 10-KSb for Fiscal Year ended December 31, 2006**
> **Filed April 3, 2007**
> **File No. 0-50546**

Dear Mr. Solymar:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 6. Management's Discussion and Analysis, page 17
Quantitative and Qualitative Disclosures of Various Risks, page 20

1. With respect to the information disclosed in the third paragraph under this

heading, please clarify the nature of and describe the expected effect upon the registrant's financial statements for each of the following:

- the actions taken by your former director,

- the subsidiary accounting policies that were questioned, and

- the nature of the monetary transfer with related parties.

Please also tell us the current status of these contingencies.

Financial Statements, page F-1

2. You are required to file an audit report covering the financial statements for each period that is required to be audited. Please file an audit report covering the financial statements for the year ended December 31, 2005. Refer to Item 310(a) of Regulation S-B.

Note 2. Summary of Significant Accounting Policies, page F-8
Inventories, page F-9

3. Please confirm and disclose in future filings that inventories are stated at the lower of cost or market, as required by Chapter 4 of ARB 43.

Revenue Recognition, page F-10

4. Your revenue recognition policy, as described, is generic and provides no insight into your business. Please expand your disclosure of revenue recognition policies in the notes to the financial statements and Management's Discussion and Analysis to explain the customary terms of sale for typical contracts, purchase orders, individual units and how revenue recognition may differ for each. Disclose any circumstances under which your wholesale distributors and individual consumers have the right to return products. Describe any obligations of the company which may remain outstanding at the time a sale is recognized including technical support or warranties. Also disclose your revenue recognition policies with respect to service revenues and licensing revenues from geographical territories.

Note 3. Acquisition of Eastway Global Investments, page F-15

5. Please tell us the nature of the specific provisions of the December 16, 2004 share

purchase agreement that required the escrow of all 12.72 million common shares issued to Mr. Tjandra as collateral, and what terms were required to be completed before release. Tell us whether and when those terms were met. We note the agreement filed as Exhibit 10 to your Form 8-K filed December 20, 2004.

6. In view of the facts that Hendrx was a shell company at the time of the acquisition, and your Form 8-K reported a change in control as a result of the acquisition, please tell us the reasons that the acquisition of Eastway was accounted for as a purchase of Eastway by Hendrx and provide your analysis of the factors set forth in paragraph 17 of SFAS 141 in determining which party was the acquiring entity. It appears that transaction may have been a reverse acquisition with Eastway, the operating company, as the accounting acquirer.

7. Notwithstanding the above two comments, please explain why your determination of the Eastway purchase price including the 12.72 million common shares issued to Mr. Tjandra held in escrow pending outcome of the contingency, was in compliance with paragraph 26 of SFAS 141. It appears that the outcome of the contingency may not have been determinable beyond a reasonable doubt. Please advise or revise.

Note 17. Commitments and Contingents, page F-26

8. Please revise as necessary to comply with the requirements of SFAS 5 regarding the contingencies described in the last paragraph or explain why no modification is necessary. If it is at least reasonably possible that the outcome of these uncertainties may result in a liability that would be material to an investor, paragraph 10 of SFAS 5 requires disclosure of the range of reasonably possible loss or a clear statement that a range cannot be estimated.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Maureen Bauer, Staff Accountant at 202-551-3237 or Tia Jenkins, Senior Assistant Chief Accountant at 202-551-3871 if you have questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief
Accountant
Office of Emerging Growth
Companies